

October 23, 2013

Via E-mail
Leigh Ginter
Chief Financial Officer
Norcraft Companies, Inc.
3020 Denmark Avenue, Suite 100
Eagan, MN 55121

> **Re:** **Norcraft Companies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 22, 2013**
> **File No. 333-191607**

Dear Mr. Ginter:

We have reviewed your amended registration statement and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Liquidity and Capital Resources, page 62

1. Please provide a more robust discussion regarding cash flows from operating activities during the interim period. Please specifically discuss the factors that impacted working capital items.

Consolidated Financial Statements

8. Members' Equity (Deficit), page F-21
Members' Equity Subject to Put Request, page F-22

2. In regard to the members' equity subject to a put request, please address the following:
   - Clarify if a put request will continue to exist after the reorganization;
   - Clarify how the accretion related to the units subject to a put request will be reflected in your pro forma earnings per share calculations; and
   - Provide a critical accounting policy that explains how you determined the fair value of the units subject to a put request during each period and, if applicable, reconcile the most recent fair value per unit relative to the estimated IPO price.

<u>7. Long-Term Debt, page F-32</u>
<u>Senior Secured Second Lien Notes, page F-33</u>

3. Please clarify that Norcraft Finance Corp. is "100% owned" and Norcraft Canada Corporation is "100% owned". Also, please revise note 6 on page F-13 to clarify that Norcraft Canada Corporation is a guarantor and is "100% owned".

<u>9. Subsequent Event, page F-39</u>

4. Please revise your disclosure to disclose the date through which you evaluated subsequent events and to comply with ASC 855-10-50.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Carl P. Marcellino, Ropes & Gray LLP